UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the Extraordinary General Meeting of Shareholders (the “Meeting”) of Orangekloud Technology Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), convened at September 16, 2025, at 11:00A.M., Singapore time by virtual meeting, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 150,027,362 votes, representing 94.90% of the votes exercisable as of August 27, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Special Resolution 1: To consider and approve by a special resolution that the existing amended and restated memorandum and articles of association of the Company be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association in the form circulated to the shareholders prior to the meeting, to reflect, among others, the share consolidation, increase in authorised share capital and the change in voting rights of holders of Class B Ordinary Shares from 10 votes per share to 100 votes per share.

Resolution: Approved

RESOLVED, as a special resolution, that the existing memorandum and articles of association of the Company be and are hereby replaced in their entirety with a new amended and restated memorandum and articles of association, in the form circulated to the shareholders prior to the Meeting.

	For	Against	Abstain
Number of Voted Shares	149,868,259	170,883	155

2.	Ordinary Resolution No. 1: To consider and approve by an ordinary resolution that:

(a) the Company undertakes a share consolidation whereby:

(i)	8,388,012 issued Class A Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 2,097,003 Class A Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association;

(ii)	26,611,988 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 6,652,997 Class A Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association;

(iii)	14,970,988 issued Class B Ordinary Shares of a nominal or par value of US$0.001 each, held by the existing shareholders of the Company be consolidated into 3,742,747 Class B Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association; and

(iv)	29,012 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.001 each in the capital of the Company be consolidated into 7,253 Class B Ordinary Shares of a nominal or par value of US$0.004 each, having the rights and being subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association,

(collectively, (i) to (iv) above, the “Share Consolidation”),

(b) immediately following the Share Consolidation, the authorised share capital of the Company will be changed:

FROM: US$50,000 divided into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, comprising 35,000,000 Class A Ordinary Shares of nominal or par value of US$0.001 each and 15,000,000 Class B Ordinary Shares of nominal or par value of US$0.001 each.

TO: US$50,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 8,750,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 3,750,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.

(c) All fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

Resolution: Approved

RESOLVED, as an ordinary resolution, that (a) the Share Consolidation be approved; (b) that immediately following the Share Consolidation, the authorized share capital of the Company be changed to US$50,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 8,750,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 3,750,000 Class B Ordinary Shares of nominal or par value of US$0.004 each; and (c) all fractional entitlements resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company is authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation.

	For	Against	Abstain
Number of Voted Shares	149,872,536	165,775	986

3.

Ordinary Resolution No. 2: To consider and approve by an ordinary resolution that the authorised share capital of the Company will be changed:

FROM: US$50,000 divided into 12,500,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 8,750,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 3,750,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.

TO: US$4,000,000 divided into 1,000,000,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 800,000,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 200,000,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.

Resolution: Approved

RESOLVED, as an ordinary resolution, that the authorized share capital of the Company be changed to US$4,000,000 divided into 1,000,000,000 Ordinary Shares of nominal or par value of US$0.004 each, comprising 800,000,000 Class A Ordinary Shares of nominal or par value of US$0.004 each and 200,000,000 Class B Ordinary Shares of nominal or par value of US$0.004 each.

	For	Against	Abstain
Number of Voted Shares	149,792,104	181,868	65,325

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Orangekloud Technology Inc.

Date: September 19, 2025	By:	/s/ Goh Kian Hwa
Goh Kian Hwa
Chief Executive Officer